Exhibit 99.1

ZTO Reports First Quarter 2025 Unaudited Financial Results

Parcels Volume Increased 19.1% to 8.5 Billion

Adjusted Net Income Grew 1.6% to RMB2.3 Billion

Annual Volume Guidance Reiterated to Grow 20%-24%

SHANGHAI, May 21, 2025/PRNewswire/ - ZTO Express (Cayman) Inc. (NYSE: ZTO and SEHK: 2057), a leading and fast-growing express delivery company in China (“ZTO” or the “Company”), today announced its unaudited financial results for the first quarter ended March 31, 2025[1]. The Company grew parcel volume by 19.1% year over year while maintaining high quality of service and customer satisfaction. Adjusted net income[2] increased 1.6% to reach RMB2.3 billion. Net cash generated from operating activities was RMB2.4 billion.

First Quarter 2025 Financial Highlights

•	Revenues were RMB10,891.5 million (US$1,500.9 million), an increase of 9.4% from RMB9,960.0 million in the same period of 2024.

•	Gross profit was RMB2,689.2 million (US$370.6 million), a decrease of 10.4% from RMB3,002.1 million in the same period of 2024.

•	Net income was RMB2,039.2 million (US$281.0 million), an increase of 40.9% from RMB1,447.7 million in the same period of 2024.

•	Adjusted EBITDA[3] was RMB3,686.7 million (US$508.0 million), an increase of 0.7% from RMB3,660.4 million in the same period of 2024.

•	Adjusted net income was RMB2,259.3 million (US$311.3 million), an increase of 1.6% from RMB2,224.0 million in the same period of 2024.

•	Basic and diluted net earnings per American depositary share (“ADS”[4]) were RMB2.50 (US$0.34) and RMB2.44 (US$0.34), an increase of 41.2% and 39.4% from RMB1.77 and RMB1.75 in the same period of 2024, respectively.

•	Adjusted basic and diluted earnings per American depositary share attributable to ordinary shareholders[5] were RMB2.77 (US$0.38) and RMB2.71 (US$0.37), an increase of 1.1% and 1.1% from RMB2.74 and RMB2.68 in the same period of 2024, respectively.

•	Net cash provided by operating activities was RMB2,363.0 million (US$325.6 million), compared with RMB2,031.0 million in the same period of 2024.

Operational Highlights for First Quarter 2025

•	Parcel volume was 8,539 million, an increase of 19.1% from 7,171 million in the same period of 2024.

•	Number of pickup/delivery outlets was over 31,000 as of March 31, 2025.

•	Number of direct network partners was approximately 6,000 as of March 31, 2025.

•	Number of self-owned line-haul vehicles was over 10,000 as of March 31, 2025, out of which, over 9,400 were high capacity 15 to 17-meter-long models compared to over 9,100 as of March 31, 2024.

•	Number of line-haul routes between sorting hubs was over 3,900 as of March 31, 2025.

•	Number of sorting hubs was 95 as of March 31, 2025, among which 91 were operated by the Company and 4 by the Company’s network partners.

(1)	An investor relations presentation accompanies this earnings release and can be found at http://zto.investorroom.com.

(2)	Adjusted net income is a non-GAAP financial measure, which is defined as net income before share-based compensation expense and non-recurring items such as impairment of investments in equity investees, gain/(loss) on disposal of equity investment and subsidiary and corresponding tax impact which management aims to better represent the underlying business operations.

(3)	Adjusted EBITDA is a non-GAAP financial measure, which is defined as net income before depreciation, amortization, interest expenses and income tax expenses, and further adjusted to exclude the shared-based compensation expense and non-recurring items such as impairment of investments in equity investees, gain/(loss) on disposal of equity investment and subsidiary which management aims to better represent the underlying business operations.

(4)	One ADS represents one Class A ordinary share.

(5)	Adjusted basic and diluted earnings per American depositary share attributable to ordinary shareholders is a non-GAAP financial measure. It is defined as adjusted net income attributable to ordinary shareholders divided by weighted average number of basic and diluted American depositary shares, respectively.

Mr. Meisong Lai, Founder, Chairman and Chief Executive Officer of ZTO, commented, “During the first quarter, ZTO maintained leading service quality and achieved 8.5 billion of parcel volume and 2.3 billion of adjusted net income. Retail volume increased by 46% year over year for the quarter as we penetrated deeper into reverse logistics, and we continued to work closely with various e-commerce platform and enterprise customers to develop differentiated products and services which include time-definite delivery and customized KA consumer services.”

Mr. Lai added, “We believe competition in China’s express delivery industry has reached the “white-hot” stage, and it is further exacerbated by a greater portion of volume being either low value or loss-making for the logistic service providers. Our approach to network policies has been on maintaining consistency and cultivating long-term stability. At times of fierce competition, we are learning to better leverage our existing competitive advantage and at the same time, stay focused on initiatives that can bring about long-term prospects of profitable growth.”

Ms. Huiping Yan, Chief Financial Officer of ZTO, commented, “ZTO’s core express ASP decreased by 11 cents largely driven by 16 cents in higher volume incentives and 6 cents lower weight average per parcel partially offset by 12 cents increase in KA unit price. Combined unit sorting and transportation costs decreased 9 cents thanks to cost productivity gain initiatives. SG&A as a percentage of revenue was 4.7%. Cash flow from operating activities was 2.4 billion, and capital spending was 2 billion.”

Ms. Yan added, “Volume, backed by high quality of services, remains our top priority. Healthier profitability by the ZTO brand and its network partners relative to our peers are built upon decades of interdependent and cooperative relationship founded on our “shared success” philosophy. Achieving a reasonable level of corporate earnings, and at the same time, laying the groundwork and support our franchise partners to maintain confidence in long-term prospects, to reengineer last mile delivery processes and hereby reduce costs, and to increase their couriers’ share into retail profit, our concerted effort will forge new competitive advantage to expand ZTO’s volume leadership.”

First Quarter 2025 Unaudited Financial Results

	Three Months Ended March 31,
	2024		2025
	RMB	%	RMB	US$	%

	(in thousands, except percentages)
Express delivery services	9,240,172	92.8	10,122,290	1,394,889	92.9
Freight forwarding services	202,747	2.0	179,219	24,697	1.7
Sale of accessories	485,062	4.9	560,297	77,211	5.1
Others	32,025	0.3	29,659	4,087	0.3
Total revenues	9,960,006	100.0	10,891,465	1,500,884	100.0

Total Revenues were RMB10,891.5 million (US$1,500.9 million), an increase of 9.4% from RMB9,960.0 million in the same period of 2024. Revenue from the core express delivery business increased by 9.8% compared to the same period of 2024, as a net result of a 19.1% growth in parcel volume and a 7.8% decrease in parcel unit price. KA revenue, generated by direct sales organizations, increased by 129.3% driven by increase in e-commerce return parcels. Revenue from freight forwarding services decreased by 11.6% compared to the same period of 2024 mainly due to declining cross-border e-commerce pricing. Revenue from sales of accessories, largely consisted of sales of thermal paper used for digital waybills' printing, increased by 15.5%. Other revenues were derived mainly from financing services.

	Three Months Ended March 31,
	2024		2025
		% of			% of
	RMB	revenues	RMB	US$	revenues

	(in thousands, except percentages)
Line-haul transportation cost	3,371,493	33.9	3,483,065	479,979	32.0
Sorting hub operating cost	2,168,201	21.8	2,314,595	318,960	21.3
Freight forwarding cost	188,382	1.9	172,792	23,811	1.6
Cost of accessories sold	133,047	1.3	133,259	18,364	1.2
Other costs	1,096,798	11.0	2,098,534	289,186	19.2
Total cost of revenues	6,957,921	69.9	8,202,245	1,130,300	75.3

Total cost of revenues was RMB8,202.2 million (US$1,130.3 million), an increase of 17.9% from RMB6,957.9 million in the same period last year.

Line haul transportation cost was RMB3,483.1 million (US$480.0 million), an increase of 3.3% from RMB3,371.5 million in the same period last year. The unit transportation cost decreased 12.8% or 6 cents mainly attributable to better economies of scale, improved load rate and more effective route planning.

Sorting hub operating cost was RMB2,314.6 million (US$319.0 million), an increase of 6.8% from RMB2,168.2 million in the same period of last year. The increase primarily consisted of (i) RMB109.9 million (US$15.2 million) increase in labor-associated costs partially offset by automation-driven efficiency and (ii) RMB69.2 million (US$9.5 million) increase in depreciation and amortization costs associated with equipment and facilities. Sorting hub operating cost per unit decreased 10.0% or 3 cents as automation and standardization in operating procedures plus effective performance evaluation continued to dig deep for productivity gain. As of March 31, 2025, there were 631 sets of automated sorting equipment in service, compared to 461 sets as of March 31, 2024.

Cost of accessories sold was RMB133.3 million (US$18.4 million), increased by 0.2% compared with RMB133.0 million in the same period last year.

Other costs of RMB2,098.5 million (US$289.2 million), increased 91.3% from RMB1,096.8 million in the same period last year, which included an increase of RMB957.4 million (US$131.9 million) for serving higher-valued enterprise customers.

Gross Profit was RMB2,689.2 million (US$370.6 million), decreased by 10.4% from RMB3,002.1 million in the same period last year. Gross margin rate was 24.7% compared to 30.1% in the same period last year.

Total Operating Expenses were RMB283.8 million (US$39.1 million), compared to RMB735.4 million in the same period last year.

Selling, general and administrative expenses were RMB737.5 million (US$101.6 million), decreased by 17.7% from RMB896.6 million in the same period last year. The decrease consisted of a RMB109.1 million (US$15.0 million) decrease in compensation and benefit expenses. Excluding a RMB37.3 million one-time charge in the same period last year for loss on collection with a supplier, the decrease was 14.2% year over year.

Other operating income, net was RMB453.7 million (US$62.5 million), compared to RMB161.3 million in the same period last year. Other operating income mainly consisted of (i) RMB407.6 million (US$56.2 million) of government subsidies and tax rebates, and (ii) RMB35.9 million (US$4.9 million) of rental and other income.

Income from operations was RMB2,405.4 million (US$331.5 million), an increase of 6.1% from RMB2,266.7 million for the same period last year. The operating margin rate was 22.1% compared to 22.8% in the same period last year.

Interest income was RMB198.4 million (US$27.3 million), compared with RMB245.0 million in the same period last year.

Interest expenses was RMB68.9 million (US$9.5 million), compared with RMB83.9 million in the same period last year.

Gain from fair value changes of financial instruments was RMB36.6 million (US$5.0 million), compared with a gain of RMB42.7 million in the same period last year. Such gain or loss from fair value changes of the financial instruments is quoted by commercial banks according to market-based estimation of future redemption prices.

Income tax expenses were RMB531.6 million (US$73.3 million) compared to RMB566.3 million in the same period last year. Taxable income for the same period last year reflected a RMB478.4 million non-tax-deductible impairment losses on investment in Cainiao Smart Logistics Network Limited upon a tender offer repurchase.

Net income was RMB2,039.2 million (US$281.0 million), which increased by 40.9% from RMB1,447.7 million in the same period last year.

Basic and diluted earnings per ADS attributable to ordinary shareholders were RMB2.50 (US$0.34) and RMB2.44 (US$0.34), compared to basic and diluted earnings per ADS of RMB1.77 and RMB1.75 in the same period last year, respectively.

Adjusted basic and diluted earnings per ADS attributable to ordinary shareholders were RMB2.77 (US$0.38) and RMB2.71 (US$0.37), compared with RMB2.74 and RMB2.68 in the same period last year, respectively.

Adjusted net income was RMB2,259.3 million (US$311.3 million), compared with RMB2,224.0 million during the same period last year.

EBITDA1 was RMB3,466.6 million (US$477.7 million), compared with RMB2,884.1 million in the same period last year.

Adjusted EBITDA was RMB3,686.7 million (US$508.0 million), compared to RMB3,660.4 million in the same period last year.

Net cash provided by operating activities was RMB2,363.0 million (US$325.6 million), compared with RMB2,031.0 million in the same period last year.

(1)	EBITDA is a non-GAAP financial measure, which is defined as net income before depreciation, amortization, interest expenses and income tax expenses which management aims to better represent the underlying business operations.

Recent Developments

Change of Board Composition

The Board of Directors of the Company (the “Board”) has announced the following changes, effective April 25, 2025: Ms. Di Xu has been appointed as a director, and Mr. Xudong Chen has resigned from his position as a director. The Company confirms that Mr. Chen’s resignation was not related to any disagreement with the Company.

Company Share Repurchase Program

The Board has approved its share repurchase program in November 2018 and made subsequent modifications, whereby the latest modification increased the aggregate value of shares that may be repurchased to US$2.0 billion and extended the effective period through June 30, 2025. As of March 31, 2025, the Company had purchased an aggregate of 50,899,498 ADSs for US$1,228.3 million on the open market, including repurchase commissions. The remaining funds available under the share repurchase program are US$771.7 million.

On May 20, 2025, the Company announced to extend the current share repurchase program to June 30, 2026. The Company believes that the share repurchase program represents ZTO’s confidence in the overall market opportunities as well as ZTO’s solid operating fundamentals and financial strength for sustained profitable growth and value creation for its shareholders.

Business Outlook

Based on current market and operating conditions, the Company reiterates its 2025 parcel volume guidance of 40.8 billion to 42.2 billion, reflecting a 20% to 24% year over year growth. Such estimates represent management’s current and preliminary view, which are subject to change.

Exchange Rate

This announcement contains translation of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars were made at the exchange rate of RMB7.2567 to US$1.00, the noon buying rate on March 31, 2025 as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve Systems.

Use of Non-GAAP Financial Measures

The Company uses EBITDA, adjusted EBITDA, adjusted net income, adjusted net income attributable to ordinary shareholders, and adjusted basic and diluted earnings per American depositary share attributable to ordinary shareholders, each a non-GAAP financial measure, in evaluating ZTO’s operating results and for financial and operational decision-making purposes.

Reconciliations of the Company’s non-GAAP financial measures to its U.S. GAAP financial measures are shown in tables at the end of this earnings release, which provide more details about the non-GAAP financial measures.

The Company believes that such Non-GAAP measures help identify underlying trends in ZTO’s business that could otherwise be distorted by the effect of the related expenses and gains that the Company includes in income from operations and net income. The Company believes that EBITDA, adjusted EBITDA, adjusted net income, adjusted net income attributable to ordinary shareholders and adjusted basic and diluted earnings per American depositary share attributable to ordinary shareholders provide useful information about its operating results, enhance the overall understanding of its past performance and future prospects and allow for greater visibility with respect to key metrics used by ZTO’s management in its financial and operational decision-making.

EBITDA, adjusted EBITDA, adjusted net income, adjusted net income attributable to ordinary shareholders and adjusted basic and diluted earnings per American depositary share attributable to ordinary shareholders should not be considered in isolation or construed as an alternative to net income or any other measure of performance or as an indicator of the Company’s operating performance. Investors are encouraged to compare the historical non-GAAP financial measures to the most directly comparable GAAP measures. EBITDA, adjusted EBITDA, adjusted net income, adjusted net income attributable to ordinary shareholders and adjusted basic and diluted earnings per American depositary share attributable to ordinary shareholders presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to ZTO’s data. ZTO encourages investors and others to review the Company’s financial information in its entirety and not rely on a single financial measure.

Conference Call Information

ZTO’s management team will host an earnings conference call at 8:30 PM U.S. Eastern Time on Tuesday, May 20, 2025 (8:30 AM Beijing Time on May 21, 2025).

Dial-in details for the earnings conference call are as follows:

United States:	1-888-317-6003
Hong Kong:	800-963-976
Mainland China:	4001-206-115
Singapore:	800-120-5863
International:	1-412-317-6061
Passcode:	7604109

Please dial in 15 minutes before the call is scheduled to begin and provide the passcode to join the call.

A replay of the conference call may be accessed by phone at the following numbers until May 27, 2025:

United States:	1-877-344-7529
International:	1-412-317-0088
Passcode:	5288285

Additionally, a live and archived webcast of the conference call will be available at http://zto.investorroom.com.

About ZTO Express (Cayman) Inc.

ZTO Express (Cayman) Inc. (NYSE: ZTO and SEHK:2057) ("ZTO" or the "Company") is a leading and fast-growing express delivery company in China. ZTO provides express delivery service as well as other value-added logistics services through its extensive and reliable nationwide network coverage in China.

ZTO operates a highly scalable network partner model, which the Company believes is best suited to support the significant growth of e-commerce in China. The Company leverages its network partners to provide pickup and last-mile delivery services, while controlling the mission-critical line-haul transportation and sorting network within the express delivery service value chain.

For more information, please visit http://zto.investorroom.com.

Safe Harbor Statement

This announcement contains statements that may constitute "forward-looking" statements pursuant to the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "aims," "future," "intends," "plans," "believes," "estimates," "likely to," and other similar expressions. Among other things, the business outlook and quotations from management in this announcement contain forward-looking statements. ZTO may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the "SEC") and The Stock Exchange of Hong Kong Limited (the "HKEX"), in its interim and annual reports to shareholders, in announcements, circulars or other publications made on the website of the HKEX, in press releases and other written materials, and in oral statements made by its officers, directors, or employees to third parties. Statements that are not historical facts, including but not limited to statements about ZTO's beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: risks relating to the development of the e-commerce and express delivery industries in China; its significant reliance on certain third-party e-commerce platforms; risks associated with its network partners and their employees and personnel; intense competition which could adversely affect the Company's results of operations and market share; any service disruption of the Company's sorting hubs or the outlets operated by its network partners or its technology system; ZTO's ability to build its brand and withstand negative publicity, or other favorable government policies. Further information regarding these and other risks is included in ZTO's filings with the SEC and the HKEX. All information provided in this announcement is as of the date of this announcement, and ZTO does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

UNAUDITED CONSOLIDATED FINANCIAL DATA

Summary of Unaudited Consolidated Comprehensive Income Data:

	Three Months Ended March 31,
	2024	2025
	RMB	RMB	US$

	(in thousands, except for share and per share data)
Revenues	9,960,006	10,891,465	1,500,884
Cost of revenues	(6,957,921)	(8,202,245)	(1,130,300)
Gross profit	3,002,085	2,689,220	370,584
Operating (expenses)/income:
Selling, general and administrative	(896,641)	(737,511)	(101,632)
Other operating income, net	161,257	453,669	62,517
Total operating expenses	(735,384)	(283,842)	(39,115)
Income from operations	2,266,701	2,405,378	331,469
Other income/(expenses):
Interest income	245,021	198,392	27,339
Interest expense	(83,916)	(68,876)	(9,491)
Gain from fair value changes of financial instruments	42,720	36,613	5,045
Gain on disposal of equity investees, subsidiaries and others	451	147	20
Impairment of investment in equity investees	(478,364)	-	-
Foreign currency exchange gain/(loss)before tax	5,384	(4,044)	(557)
Income before income tax, and share of income in equity method investments	1,997,997	2,567,610	353,825
Income tax expense	(566,305)	(531,574)	(73,253)
Share of income in equity method investments	16,055	3,145	433
Net income	1,447,747	2,039,181	281,005
Net income attributable to non-controlling interests	(21,701)	(45,934)	(6,330)
Net income attributable to ZTO Express (Cayman) Inc.	1,426,046	1,993,247	274,675
Net income attributable to ordinary shareholders	1,426,046	1,993,247	274,675
Net earnings per share attributed to ordinary shareholders
Basic	1.77	2.50	0.34
Diluted	1.75	2.44	0.34
Weighted average shares used in calculating net earnings per ordinary share/ADS
Basic	804,935,791	798,486,427	798,486,427
Diluted	836,144,858	832,052,527	832,052,527
Net income	1,447,747	2,039,181	281,005
Other comprehensive income/(expenses), net of tax of nil:
Foreign currency translation adjustment	(82,330)	8,701	1,199
Comprehensive income	1,365,417	2,047,882	282,204
Comprehensive income attributable to non-controlling interests	(21,701)	(45,934)	(6,330)
Comprehensive income attributable to ZTO Express (Cayman) Inc.	1,343,716	2,001,948	275,874

Unaudited Consolidated Balance Sheets Data:

	As of
	December 31,	March 31,
	2024	2025
	RMB	RMB	US$

	(in thousands, except for share data)
ASSETS
Current assets
Cash and cash equivalents	13,465,442	12,417,946	1,711,239
Restricted cash	37,517	29,263	4,033
Accounts receivable, net	1,503,706	1,011,360	139,369
Financing receivables	1,178,617	1,001,378	137,994
Short-term investment	8,848,447	10,604,175	1,461,294
Inventories	38,569	35,521	4,895
Advances to suppliers	783,599	857,199	118,125
Prepayments and other current assets	4,329,664	4,533,838	624,780
Amounts due from related parties	168,160	80,108	11,039
Total current assets	30,353,721	30,570,788	4,212,768
Investments in equity investees	1,871,337	1,870,351	257,741
Property and equipment, net	33,915,366	34,527,479	4,758,014
Land use rights, net	6,170,233	6,299,962	868,158
Intangible assets, net	17,043	15,493	2,135
Operating lease right-of-use assets	566,316	552,064	76,076
Goodwill	4,241,541	4,241,541	584,500
Deferred tax assets	984,567	1,102,658	151,950
Long-term investment	12,017,755	11,538,510	1,590,049
Long-term financing receivables	861,453	949,391	130,830
Other non-current assets	919,331	938,888	129,382
Amounts due from related parties-non current	421,667	542,387	74,742
TOTAL ASSETS	92,340,330	93,149,512	12,836,345
LIABILITIES AND EQUITY
Current liabilities
Short-term bank borrowing	9,513,958	9,288,291	1,279,961
Accounts payable	2,463,395	2,541,205	350,187
Advances from customers	1,565,147	1,542,284	212,532
Income tax payable	488,889	479,582	66,088
Amounts due to related parties	202,766	137,613	18,964
Operating lease liabilities	183,373	176,356	24,303
Dividends payable	14,134	2,049,875	282,480
Convertible senior notes	7,270,081	7,238,497	997,492
Other current liabilities	6,571,492	5,602,727	772,073
Total current liabilities	28,273,235	29,056,430	4,004,080
Long-term bank borrowing	-	17,000	2,343
Non-current operating lease liabilities	377,717	363,217	50,053
Deferred tax liabilities	1,014,545	847,067	116,729
TOTAL LIABILITIES	29,665,497	30,283,714	4,173,205
Shareholders' equity
Ordinary shares (US$0.0001 par value; 10,000,000,000 shares authorized;
810,339,182 shares issued and 798,622,719 shares outstanding as of December 31, 2024; 804,468,490 shares issued and 799,752,637 shares outstanding as of March 31, 2025)	523	519	72
Additional paid-in capital	24,389,905	24,355,076	3,356,219
Treasury shares, at cost	(1,131,895)	(271,027)	(37,349)
Retained earnings	39,098,553	38,415,878	5,293,850
Accumulated other comprehensive loss	(294,694)	(285,993)	(39,410)
ZTO Express (Cayman) Inc. shareholders' equity	62,062,392	62,214,453	8,573,382
Noncontrolling interests	612,441	651,345	89,758
Total Equity	62,674,833	62,865,798	8,663,140
TOTAL LIABILITIES AND EQUITY	92,340,330	93,149,512	12,836,345

Summary of Unaudited Consolidated Cash Flow Data:

	Three Months Ended March 31,
	2024	2025
	RMB	RMB	US$

	(in thousands)
Net cash provided by operating activities	2,031,020	2,362,976	325,627
Net cash used in investing activities	(2,378,652)	(3,158,465)	(435,248)
Net cash provided by / (used in) financing activities	130,130	(261,091)	(35,979)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	38,603	(12,560)	(1,730)
Net decrease in cash, cash equivalents and restricted cash	(178,899)	(1,069,140)	(147,330)
Cash, cash equivalents and restricted cash at beginning of period	13,051,310	13,530,947	1,864,614
Cash, cash equivalents and restricted cash at end of period	12,872,411	12,461,807	1,717,284

The following table provides a reconciliation of cash, cash equivalents and restricted cash reported within the condensed consolidated balance sheets that sum to the total of the same such amounts shown in the condensed consolidated statements of cash flows:

	As of
	December 31,	March 31,
	2024	2025
	RMB	RMB	US$

	(in thousands)
Cash and cash equivalents	13,465,442	12,417,946	1,711,239
Restricted cash, current	37,517	29,263	4,033
Restricted cash, non-current	27,988	14,598	2,012
Total cash, cash equivalents and restricted cash	13,530,947	12,461,807	1,717,284

Reconciliations of GAAP and Non-GAAP Results

	Three Months Ended March 31,
	2024	2025
	RMB	RMB	US$
	(in thousands, except for share and per share data)
Net income	1,447,747	2,039,181	281,005
Add:
Share-based compensation expense [1]	298,387	220,269	30,354
Impairment of investment in equity investees [1]	478,364	-	-
Gain on disposal of equity investees, subsidiaries and others, net of income taxes	(451)	(121)	(17)
Adjusted net income	2,224,047	2,259,329	311,342

Net income	1,447,747	2,039,181	281,005
Add:
Depreciation	752,119	789,108	108,742
Amortization	33,980	37,819	5,212
Interest expenses	83,916	68,876	9,491
Income tax expenses	566,305	531,574	73,253
EBITDA	2,884,067	3,466,558	477,703

Add:
Share-based compensation expense	298,387	220,269	30,354
Impairment of investment in equity investees	478,364	-	-
Gain on disposal of equity investees, subsidiaries and others, before income taxes	(451)	(147)	(20)
Adjusted EBITDA	3,660,367	3,686,680	508,037

(1)	Net of income taxes of nil

Reconciliations of GAAP and Non-GAAP Results

	Three Months Ended March 31,
	2024	2025
	RMB	RMB	US$
	(in thousands, except for share and per share data)
Net income attributable to ordinary shareholders	1,426,046	1,993,247	274,675
Add:
Share-based compensation expense [1]	298,387	220,269	30,354
Impairment of investment in equity investees [1]	478,364	-	-
Gain on disposal of equity investees, subsidiaries and others, net of income taxes	(451)	(121)	(17)
Adjusted Net income attributable to ordinary shareholders	2,202,346	2,213,395	305,012

Weighted average shares used in calculating net earnings per ordinary share/ADS
Basic	804,935,791	798,486,427	798,486,427
Diluted	836,144,858	832,052,527	832,052,527

Net earnings per share/ADS attributable to ordinary shareholders
Basic	1.77	2.50	0.34
Diluted	1.75	2.44	0.34

Adjusted net earnings per share/ADS attributable to ordinary shareholders
Basic	2.74	2.77	0.38
Diluted	2.68	2.71	0.37

(1)	Net of income taxes of nil

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ZTO Express (Cayman) Inc.

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E-mail: ir@zto.com

Phone: +86 21 5980 4508